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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-49192

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Horan Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4990 East Galbraith Rd
(No. and Street)

Cincinnati (City) OH (State) 45236 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mike Tragesser 513 587 2701
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mountjoy Chilton Medley
(Name – *if individual, state last, first, middle name*)

201 East Fifth Street (Address) Cincinnati (City) OH (State) 45202 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 11 2017
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mike Tragesser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Horan Securities, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC STATE OF OHIO

Mike Tragesser
Signature

Chief Compliance Officer
Title

Carolyn A Mefford
Notary Public

CAROLYN A. MEFFORD
Notary Public, State of Ohio
My Commission Expires June 4, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HORAN SECURITIES, INC.

CONTENTS

SUPPLEMENTARY INFORMATION

MCM
CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Horan Securities, Inc.

We have audited the accompanying statements of financial condition of Horan Securities, Inc. (the Company) as of December 31, 2016, (the financial statement) that is filed pursuant to Rule l 7a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. The financial statement of Horan Securities, Inc. as of December 31, 2015 was audited by other auditors whose report dated February 26, 2016 expressed an unqualified opinion on that financial statement.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Horan Securities, Inc. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Report of Independent Registered Public Accounting Firm (Continued)

The supplemental information as of December 31, 2016 contained in the Computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Horan Securities, Inc.'s 2016 financial statement. The supplemental information is the responsibility of Horan Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the December 31, 2016 supplemental information is fairly stated, in all material respects, in relation to the financial statement as a whole. The supplemental information as of December 31, 2015 contained in the Computation of Net Capital Pursuant to Rule 15c3-1 was audited by other auditors whose report dated February 26, 2016 indicated they were not aware of any material modifications that should be made to them in order for them to be in conformity with 17 C.F.R §240.17a-5.

Cincinnati, Ohio
February 27, 2017

HORAN SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2016 and 2015

	2016	2015
ASSETS		
Cash and cash equivalents	$ 473,368	$ 366,257
Restricted cash	-	15,684
Investment securities, at fair value	70,476	61,078
Commissions receivable	126,363	154,220
Fees receivable	154,155	128,834
Prepayments	40,387	14,385
Refundable income taxes	-	19,400
TOTAL ASSETS	$ 864,749	$ 759,858
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$ 46,420	$ 29,650
Accrued expenses	403,919	440,900
Income taxes payable	28,473	-
Deferred income tax liability	1,000	1,000
Total liabilities	479,812	471,550
STOCKHOLDER'S EQUITY		
Common stock, no par value, 850 shares authorized; 75 shares issued	293,000	293,000
Additional paid-in capital	25,000	25,000
Retained earnings (accumulated deficit)	66,937	(29,692)
Total stockholder's equity	384,937	288,308
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 864,749	$ 759,858

The accompanying notes are an integral part of the financial statements.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the Company are as follows:

DESCRIPTION OF BUSINESS - Horan Securities, Inc., an Ohio corporation, operates as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA) and an investment advisor registered with the State of Ohio Division of Securities. The Company is a broker of mutual funds, annuities and other securities and is licensed to operate in twenty-three states. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company's office is located in Cincinnati, Ohio.

CASH AND CASH EQUIVALENTS - The Company considers all money market accounts and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains at various financial institutions cash and cash equivalent accounts which may periodically exceed federally insured amounts.

RESTRICTED CASH - Restricted cash represents all cash held in a special reserve bank account for the exclusive benefit of customers, in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934.

INVESTMENT SECURITIES - The Company's investment securities are reported at fair value, with unrealized gains and losses recognized in operations.

Realized gains and losses on sales of securities are recognized on the trade date using the specific identification method.

FAIR VALUE MEASUREMENTS - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Accounting principles generally accepted in the United States of America establish a fair value hierarchy, which gives the highest priority to observable inputs such as quoted prices in active markets for identical assets or liabilities (Level 1), the next highest priority to inputs from observable data other than quoted prices (Level 2) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. As of December 31, 2016 and 2015, all of the Company's investment securities are classified within Level 1 of the fair value hierarchy.

The reported amounts of cash and cash equivalents, restricted cash, commissions receivable, fees receivable, prepayments, refundable income taxes, accounts payable, accrued expenses, and income taxes payable approximate their fair values because of the short-term nature of these instruments.

REVENUE RECOGNITION - The Company recognizes commission revenue and expenses arising from securities transactions when earned on a transaction date basis. The Company recognizes investment advisory fee income in the period that the investment advisory service is performed by applying fee schedules to clients' periodic account balances.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

COMMISSIONS AND FEES RECEIVABLE - Commissions receivable principally represent commissions due on purchases and sales of mutual fund investments and annuities from members of the Securities Investors Protection Corporation. The Company performs ongoing evaluations of the creditworthiness of these companies and generally does not require collateral to support receivables. Commissions receivable are generally expected to be collected within thirty days of the trade date. Management has assessed that, based on the nature of these receivables and historical collection information, an allowance for doubtful accounts is not necessary. Fees receivable principally represent fees due from investment advisory accounts which are generally collected within ten business days after each month-end.

INCOME TAXES – The Company accounts for income taxes in accordance with ASC provisions for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax effects attributed to temporary differences between book and tax bases of assets and liabilities and for carryforward items. The measurement of current and deferred tax assets and liabilities is based on enacted law. Deferred tax assets are reduced, if necessary, by a valuation allowance for the amount of tax benefits that may not be realized. As of December 31, 2016 and 2015, the Company had determined that a valuation allowance was not necessary.

The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. As of December 31, 2016 and 2015, the Company has not recognized liabilities for uncertain tax positions or associated interest and penalties. The Company's policy for interest and penalties on material uncertain tax positions recognized in the financial statements is to classify these as interest expense and operating expense, respectively.

The Company files income tax returns in the U.S. federal and various state and local jurisdictions. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subjected to additional tax, penalties and interest as a result of such challenge. The Company's tax returns open for examination are from 2013-2016.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

ADVERTISING - Advertising costs are expensed as incurred and totaled $78,491 and $92,542 for 2016 and 2015, respectively.

SUBSEQUENT EVENTS - The Company has evaluated subsequent events for potential recognition and disclosure through the date of the Independent Auditors' Report, which represents the date the financial statements were available to be issued.

RECENT ACCOUNTING PRONOUNCEMENTS- On May 28 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*. The standard's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This standard also includes expanded disclosure requirements that result in an entity providing users of financial statements with comprehensive information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts with customers. This standard will be effective for the calendar year ending December 31, 2018.

In February 2016, the FASB issued ASU 2016-02, *Leases*. The standard requires all leases with lease terms over 12 months to be capitalized as a right-of-use asset and lease liability on the balance sheet at the date of lease commencement. Leases will be classified as either finance or operating. This distinction will be relevant for the pattern of expense recognition in the income statement. This standard will be effective for the calendar year ending December 31, 2019.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses*. The standard requires a financial asset (including trade receivables) measured at amortized cost basis to be presented at the net amount expected to be collected. Thus, the income statement will reflect the measurement of credit losses for newly-recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This standard will be effective for the calendar year ending December 31, 2020.

The Company is currently in the process of evaluating the impact of adoption of these ASUs on the financial statements.

NOTE 2 - INVESTMENT SECURITIES

As of December 31, 2016, investment securities are summarized as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
NASDAQ OMX Group Inc. common stock - 1,050 shares	$ 20,063	$ 50,413	$ -	$ 70,476

NOTE 2 – INVESTMENT SECURITIES - continued

As of December 31, 2015, investment securities are summarized as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
NASDAQ OMX Group Inc. common stock - 1,050 shares	$ 20,063	$ 41,015	$ -	$ 61,078

NOTE 3 - INCOME TAXES

The provision for income taxes consists of the following:

	2016	2015
Current		
Federal provision	$ 46,000	$ (2,648)
State and local provision	1,000	1,000
	47,000	(1,648)
Deferred	-	7,100
	$ 47,000	$ 5,452

The components of deferred income taxes included in the statements of financial condition are as follows:

	2016	2015
Deferred tax assets (liabilities)		
Trading securities	$ (7,600)	$ (6,150)
Contribution carryforwards	6,600	5,150
Net deferred tax asset (liability)	$ (1,000)	$ (1,000)

The tax provision differs from amounts that would be calculated by applying federal statutory rates to income before income taxes due to nondeductible expenses and underaccrual of prior year taxes.

As of December 31, 2016, the Company had approximately $43,000 of federal charitable contribution carryforwards. The charitable contribution carryforwards, if not utilized, will fully expire in 2021.

NOTE 4 - BENEFIT PLAN

The Company has a 401(k) defined contribution plan covering substantially all employees, which allows for participant contributions and Company contributions at the discretion of the Board of Directors. Company contributions totaled approximately $164,000 and $155,000 for 2016 and 2015, respectively.

NOTE 5 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate daily. The Company's minimum net capital requirement totaled $25,000 as of December 31, 2016 and 2015, and its defined net capital and net capital ratio totaled $278,394 and 1.15 to 1 as of December 31, 2016, and $154,993 and 2.04 to 1 as of December 31, 2015.

NOTE 6 – RISKS AND UNCERTAINTIES

A significant portion of the Company's business is from customers in the greater Cincinnati, Ohio area. Accordingly, the occurrence of any adverse economic conditions, including an adverse regulatory climate in the area could have a material adverse effect on the Company's business.

NOTE 7 – FOCUS REPORT RECONCILIATION

As part of the annual audit, certain adjusting entries were proposed and posted by the Company relating to the provision for income taxes. This resulted in the changes between the accompanying financial statements and the financial statements filed by the Company on the Securities and Exchange Commission Form X-17 A-5 (FOCUS report) as of December 31, 2016. Net Capital as reported in the accompanying financial statements was $22,600 less than that reported in the FOCUS report as a result of these adjusting entries.

SUPPLEMENTARY INFORMATION

HORAN SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2016 and 2015

	2016	2015
Net capital		
Total stockholder's equity	$ 384,937	$ 288,308
Add allowable credits -		
Profit sharing accrual	159,049	154,175
Less non-allowable assets -		
Non-allowable receivables	211,628	244,002
Prepayments and other assets	40,387	34,326
Less haircuts on securities -		
Marketable securities	13,577	9,162
	265,592	287,490
Net capital	$ 278,394	$ 154,993
Aggregate indebtedness		
Accounts payable	$ 46,420	$ 29,650
Accrued expenses	433,392	440,900
Less: exclusion for profit sharing accrual	(159,049)	(154,175)
	$ 320,763	$ 316,375
Percentage of aggregate indebtedness to net capital	115%	204%
Minimum net capital required to be maintained (greater of $25,000 or 6-2/3% of aggregated indebtedness)	$ 25,000	$ 25,000
Excess net capital	$ 253,394	$ 129,993
Excess net capital at 1000% (net capital less the greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement)	$ 246,318	$ 123,356

Reconciliation of Company's Computation of Net Capital with Audited Computation December 31, 2016

Net capital, per Part IIA of Form X-17-a-5(a) filed as of December 31, 2016	$ 300,994
Impact of year-end audit adjustments	(22,600)
Net capital, per above calculation	$ 278,394